July 27, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Kathleen Collins

Edwin Kim

Kathleen Krebs

Division of Corporation Finance

Re:	King Pubco, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed June 28, 2021

File No. 333-255121

Ladies and Gentlemen:

On behalf of our client, King Pubco, Inc. (“Pubco” or the “Registrant”), we submit this letter setting forth the responses of the Registrant to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 22, 2021 (the “Comment Letter”), with respect to Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission by the Registrant on June 28, 2021 (“Registration Statement”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3 to the Registration Statement.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and the Registrant is concurrently filing Amendment No. 3 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Registrant’s responses correspond to page numbers in Amendment No. 3 to the Registration Statement.

Overview, page 239

1.

Please refer to prior comment 3. While your measure of dollar based net expansion rate demonstrates your success in upselling to customers who remain your customers, it does not appear to incorporate customer churn. In this regard, your calculations appear to exclude customers that were not go-forward customers as of March 31, 2021. Please tell us what metrics management uses to evaluate your success in retaining your customers and revise to include a quantified discussion of such metrics. Refer to Section III.B of SEC Release No. 33-8350 and SEC Release No. 33-10751.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 242 to include the additional metric of churn.

KORE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Costs of revenues, exclusive of depreciation and amortization, page 244

2.	Please revise to quantify the impact of the settlement of a disputed amount owed to a carrier. Refer to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33- 6835.

Response:

The Registrant acknowledges the Staff’s comment and has accordingly updated Management’s Discussion and Analysis on page 244 to specify the $1.1M settlement of a disputed amount owed to a carrier.

Unaudited Pro Forma Combined Financial Information

Note 3. Adjustments to Summary Pro Forma Information, page 284

3.

We note your disclosure that the backstop financing is preliminary, non-binding and subject to change. Therefore, please revise footnote LL to provide a sensitivity analysis showing the impact of reasonably possible changes in the interest rate or other key terms to demonstrate the impact of such a change on your pro forma presentation. Refer to Article 11-02(11)(ii)(A) of Regulation S-X.

Response:

The Registrant acknowledges the Staff’s comment and notes that the definitive agreement with respect to the backstop financing agreement has been finalized and entered on July 27, 2021. Therefore, footnote LL (now MM) in the pro forma presentation has accordingly been updated to reflect the final terms of the backstop agreement.

Maple Holdings Inc. Audited Financial Statements

Consolidated Statements of Operations, page F-52

4.

Please refer to prior comment 10 and prior comment 32 in our letter dated May 7, 2021. Although you consider hardware ancillary to your business, the sale of hardware appears to be a significant driver of revenue and cost of revenue growth. It also appears you expect this trend to continue as you shift to a greater proportion of IoT revenue. Please revise to separately present revenue and related cost of revenue for products sales in your statement of operations. Refer to Rule 5-03(b) of Regulation S-X.

Response:

The Registrant acknowledges the Staff’s comment and has revised the Statement of Operations to separately present service and product revenue and related cost of revenue. Additionally, KORE has provided comparative tables and narrative discussion for service and product revenue and cost of revenue within Management’s Discussion and Analysis in the Results of Operations. In addition, since KORE Management views the business in this way, the Management’s Discussion and Analysis also contains commentary and additional disclosure for Connectivity and IoT Solutions revenue and cost of revenue.

Note 2—Summary of Significant Accounting Policies

Revenue Recognition, page F-57

5.

We note your disclosure revisions in response to prior comment 11. Please revise to clarify why you are using prices readily available in the market to determine stand alone selling price. Alternatively, please remove the reference to the use of market prices in a manner similar to your critical accounting policy disclosure changes.

Response:

The Registrant acknowledges the Staff’s comment and has revised Note 2—Summary of Significant Accounting Policies, Revenue Recognition, page F-58, to remove the reference to the use of market prices in a manner similar to the critical accounting policy disclosure.

General

6.

Please clarify whether you will identify the prospective lender for the up to $120 million prospective backstop agreement and include this agreement in your registration statement on a pre-effective basis. If the agreement will not be finalized prior to effectiveness, please identify the prospective lender and clarify that there is no guarantee that the backstop lending arrangement will be finalized or available for use.

Response:

The Registrant acknowledges the Staff’s comment and notes that the definitive agreement with respect to the backstop financing agreement has been finalized and entered on July 27, 2021. The lender and the key terms of the backstop financing have accordingly been disclosed on pages 37, 144 and 165.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Neil Whoriskey at (212) 530-5933.

Very truly yours,

/s/ Neil Whoriskey
Neil Whoriskey

cc:	Nicholas Robinson, King Pubco, Inc.

Michael Palmer, Cerberus Telecom Acquisition Corp.

Christopher Holt, Cerberus Capital Management, L.P.

Jake Hansen, Cerberus Capital Management, L.P.

Romil Bahl, KORE Wireless Group

Puneet Pamnani, KORE Wireless Group

Jennifer Lee, Kirkland & Ellis LLP

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